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                           September 13, 2023

       James Ballengee
       Chief Executive Officer
       Vivakor, Inc.
       4101 North Thanksgiving Way
       Lehi, UT 84043

                                                        Re: Vivakor, Inc.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 6,
2023
                                                            File No. 001-41286

       Dear James Ballengee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement filed September 6, 2023

       Information Incorporated by Reference, page 21

   1. We note your response to our prior comments 2 and 4. Please revise to incorporate by reference your Form
10-Q for the quarter ended June 30, 2023.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Ballengee
Vivakor, Inc.
September 13, 2023
Page 2

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                         Sincerely,
FirstName LastNameJames Ballengee
                                                         Division of
Corporation Finance
Comapany NameVivakor, Inc.
                                                         Office of Energy &
Transportation
September 13, 2023 Page 2
cc:       Scott E. Linsky
FirstName LastName